Exhibit 99.1

 DRILLING EXTENDS NORTHERN BOUNDARY AT
ENTRÉE GOLD’S ANN MASON DEPOSIT

Vancouver, B.C., February 28, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received assay results from five additional diamond drill holes on its 100% owned Ann Mason copper-molybdenum porphyry deposit in the Yerington district of Nevada.  The five holes, located along the perimeter of the current resource, have expanded the known limits of mineralization both laterally and at depth.  This latest drilling supports the consistency of copper grades throughout the deposit.  Hole locations and cross sections can be viewed at www.entreegold.com.

Entrée's President & CEO, Greg Crowe, commented, "The recent Ann Mason drill results provide additional evidence for consistency of grade throughout this deposit.  Every hole drilled within this latest program has encountered well-mineralized intervals, many of which persist for hundreds of metres. These latest drill results will be incorporated into an updated mineral resource estimate, currently scheduled for release at the end of Q1 2012.”

Table 1.  Significant intercepts from drill holes EG-AM-11-014 to 018.

Hole	From (m)	To (m)	Width (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-11-014	203	1048	845	0.30	0.05	1.14	0.004	0.35
including	570	784	214	0.40	0.07	2.24	0.005	0.47
and	910	1010	100	0.37	0.07	1.31	0.011	0.46
EG-AM-11-015	240	1138	898	0.32	0.01	0.37	0.004	0.35
including	332	488	156	0.41	0.02	0.63	0.004	0.45
and	644	720	76	0.41	0.00	0.45	0.006	0.45
and	944	1024	80	0.58	0.02	0.69	0.002	0.61
EG-AM-11-016	12	1046	1034	0.29	0.02	0.45	0.009	0.34
including	204	438	234	0.39	0.02	0.40	0.005	0.43
and	530	612	82	0.37	0.02	0.27	0.016	0.45
and	682	890	208	0.34	0.04	0.76	0.014	0.42
EG-AM-11-017	210	1073	863	0.25	0.02	0.38	0.008	0.30
including	292	618	326	0.35	0.02	0.42	0.009	0.40
EG-AM-11-018	148	660	512	0.24	0.04	0.64	0.006	0.30
including	286	470	184	0.32	0.06	0.83	0.002	0.36

*Copper equivalent (“CuEq”) is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Discussion of Results

Hole EG-AM-11-014 extends mineralization up to 250 metres north of previous drill holes and 425 metres east of EG-AM-11-011 (see press release dated September 6, 2011).  EG-AM-11-015 extends mineralization up to 250 metres west and more than 400 metres deeper than previous drilling at the northwest margin of the deposit.  In addition, EG-AM-11-015 intersected nearly 900 metres of copper mineralization consisting primarily of chalcopyrite mixed with minor amounts of pyrite.  Combined with hole EG-AM-11-011, holes 014 and 015 define a broad zone of mineralization situated at the current northern limit of the resource.

Hole EG-AM-11-016, located at the south eastern corner of the deposit, intersected more than 1,000 metres of mineralization grading 0.34% CuEq, beginning at 12 metres below surface.  This intercept includes 22 metres of oxide copper mineralization (12 to 34 metres) grading 0.31% Cu. This hole further illustrates the size and continuity of the deposit by extending the vertical thickness of known mineralization by as much as 500 metres.  Mineralization encountered in EG-AM-11-016 remains open to the south and east.

Hole EG-AM-11-017, located at the western margin of the deposit, is an infill hole drilled 100 metres north of EG-AM-11-010 and 300 metres south of EG-AM-11-011.  Hole EG-AM-11-018, located near the eastern edge of the deposit, extends mineralization 360 metres deeper than adjacent drill holes.  Mineralization remains open to the east.

Planned Work

The Ann Mason drilling program was recently expanded to include six additional holes as a result of encouraging results encountered west and northwest of the previously announced resource.  These additional holes were recently completed and the results will be included in the updated mineral resource estimate currently under preparation.

In addition, the Company has retained the services AGP Mining Consultants Inc., of Toronto, Canada to begin preparation of a Preliminary Economic Assessment (“PEA”) for Ann Mason and the Blue Hill copper oxide deposit.  Re-assaying of portions of the historical Anaconda core, which will provide additional gold, silver and molybdenum data to support the upgraded resource estimate and PEA, is also underway.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at Skyline Assayers and Laboratories in Tucson, Arizona.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101, has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary North American asset is the Ann Mason property.  The Ann Mason deposit hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% Cu using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper. The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for discovery of additional mineralized zones in Mongolia, the potential for expansion of the Ann Mason deposit, the potential for upgrading the existing resource estimate for Ann Mason, the timing of an updated resource estimate, plans to prepare a Preliminary Economic Assessment on the Ann Mason project, and plans for future exploration and/or development programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, that the size and continuity of deposits has been interpreted correctly from exploration results, the effects of general economic conditions, the prices of copper, gold and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.